Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per share Amounts and Footnote Data)

Year Ended December 31	2008	2007	2006	2005	2004
Results of Operations
Net sales	$2,467,115	$2,336,187	$2,368,506	$2,107,499	$1,513,737
Costs and expenses	2,246,198	2,026,300	2,191,022	1,943,603	1,411,656

Operating profit	220,917	309,887	177,484	163,896	102,081
Interest and financing expenses	(38,175)	(38,332)	(43,964)	(41,971)	(17,350)
Other income (expenses), net(a)	601	6,264	(134)	1,513	(12,193)

Income before income taxes, minority interests, equity in net income (losses) of unconsolidated investments and the cumulative effect of a change in accounting principle, net	183,343	277,819	133,386	123,438	72,538
Income tax expense (benefit)	(6,539)	55,078	2,192	27,593	17,005

Income before minority interests, equity in net income (losses) of unconsolidated investments and cumulative effect of a change in accounting principle, net	189,882	222,741	131,194	95,845	55,533
Minority interests in income of consolidated subsidiaries (net of tax)	(18,806)	(17,632)	(13,258)	(7,469)	(5,101)
Equity in net income (losses) of unconsolidated investments (net of tax)	23,126	24,581	25,033	26,491	4,407

Net income	$194,202	$229,690	$142,969	$114,867	$54,839

Financial Position and Other Data
Total assets	$2,872,717	$2,841,018	$2,530,368	$2,555,618	$2,442,745
Operations:
Working capital	$740,556	$650,521	$477,905	$451,746	$373,664
Current ratio	2.69 to 1	2.57 to 1	1.99 to 1	2.07 to 1	2.00 to 1
Depreciation and amortization	$111,685	$106,855	$112,950	$117,435	$97,268
Capital expenditures	$99,736	$98,740	$99,847	$70,080	$57,652
Investments in joint ventures	$103	$—	$96	$2,500	$9,913
Acquisitions, net of cash acquired	$63,960	$17,929	$25,970	$7,473	$785,247
Research and development expenses	$67,292	$62,691	$46,299	$41,675	$31,273
Gross profit as a % of net sales	24.6	26.6	23.3	20.1	19.7
Total long-term debt	$932,264	$723,938	$732,590	$833,453	$944,631
Equity(b)	$1,065,771	$1,278,305	$1,028,098	$930,275	$711,375
Total long-term debt as a % of total capitalization	46.7	36.2	41.6	47.3	57.0
Net debt as a % of total capitalization(c)	37.9	30.1	34.7	44.0	56.8
Common Stock
Basic earnings per share	$2.13	$2.41	$1.51	$1.24	$0.66
Shares used to compute basic earnings per share(b)	91,338	95,254	94,624	92,696	83,134
Diluted earnings per share	$2.10	$2.36	$1.47	$1.20	$0.64
Shares used to compute diluted earnings per share(b)	92,530	97,216	97,136	95,495	85,054
Cash dividends declared per share	$0.48	$0.42	$0.345	$0.31	$0.2925
Shareholders’ equity per share(b)	$11.71	$13.49	$10.84	$9.95	$8.49
Return on average shareholders’ equity	16.6%	19.9%	14.6%	14.0%	8.1%

Footnotes:

(a)

Other income (expenses), net for 2004 includes foreign exchange hedging charges totaling $12.8 million ($8.2 million after income taxes) associated with contracts we entered into to hedge the euro-denominated purchase price for the July 31, 2004 acquisition of the refinery catalysts business from Akzo Nobel N.V.

(b)	Shareholders’ equity includes the purchase of common shares amounting to: 2008—4,662,700; 2007—2,369,810; 2006—1,130,890; 2005—0 and 2004—55,138.
(c)

We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.

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